FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                             For the month of March


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




                                  BG Group plc

                      Notification of Interests in Shares

     Exercise of option and sale of shares by person discharging managerial responsibility

Stefan Ricketts

The Company has received notification from Stefan Ricketts, General Counsel, that on 20 March 2006 he sold 20,151 ordinary shares of 10p each, at a price of GBP7.125 per share.

In addition, Mr Ricketts notified that on 21 March 2006 he exercised options under the BG Group Company Share Option Scheme over 3,910, 12,312 and 32,770 ordinary shares of 10p each, at prices of GBP2.685, GBP2.5634 and GBP2.5175 per share respectively. He subsequently sold all 48,992 shares arising from these exercises at a price of GBP7.18 per share.

As a result, Mr Ricketts' beneficial interests in the ordinary share capital of BG Group plc are 14,125 shares, representing 0.0004% of the shares in issue.


21 March 2006
Website www.bg-group.com


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 21 March 2006                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary